September 16,
2025

Jorge F. Scarinci
Chief Financial Officer
Macro Bank Inc.
Avenida Eduardo Madero 1172, 24th Floor
C1106ACY City of Buenos Aires
Argentina

        Re: Macro Bank Inc.
            Form 20-F for Fiscal Year Ended December 31, 2024
            File No. 001-32827
Dear Jorge F. Scarinci:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2024
Analysis of the allowance for loan losses and other financing, page 134

1.     Please tell us and revise future filings to clarify what    variations
 represent in your
       ECL rollforwards.
Credit loss expense on financial assets, page 162

2. Please provide us and revise future filings to disclose a breakdown of the credit loss expense on financial assets recognized in each period presented in your filing by nature of financial asset. Also, provide us a reconciliation of the credit loss expense recognized for loans and other financing to the ECL rollforward disclosed on page
       134 for 2024 and 2023 and revise future filings as necessary to ensure investors understand the relationship between the credit loss recognized and the line-items included in the ECL rollforward.
 September 16, 2025
Page 2

29. Income Tax, page F-71

3. Please revise future filings to separately quantify the impact of each material item resulting in a material difference between your effective tax rate and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Victor Cecco at 202-551-2064 or Michael Volley at 202-551-3437
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Paola Gayoso